EXHIBIT 99.1

Equinor ASA: Ex dividend

From 11 February 2021, the shares in Equinor (OSE: EQNR, NYSE: EQNR) will be traded ex dividend at USD 0.11.

Record date is 12 February 2021.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act